UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

Commission File Number 333-78481

Creo Inc.
(Translation of registrant’s name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — [ ]

News release

For immediate release

Creo Announces Program Targeting Annualized Savings of US$24 Million; Management Confirms Company’s StrategicDirection

Vancouver, BC, Canada (October 6, 2004) – Creo Inc. (NASDAQ: CREO; TSX: CRE) today announced a program designed to streamline operations, strengthen the company’s competitive cost position and provide a strong platform for earnings growth. The program will eliminate over 200 positions globally, or 5 percent of the total workforce, including 60 positions which were previously announced in August. The program will reduce expenses by an annualized rate of approximately $24 million by the start of the fiscal third quarter of 2005 and is expected to reduce operating expenses and cost of goods sold equally.

The company will host a conference call today at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time) to discuss today’s announcement. Details on how to participate in the call are included later in this news release.

The company estimates total pre-tax charges of approximately $6 million will result from the program, including $3 million in charges for the preliminary actions announced in August, all to be taken in the fiscal fourth quarter ended September 30, 2004. The impact of these charges will be approximately 9 cents per diluted share after tax. Of the total charges:

•	Restructuring expenses of approximately $4 million result from reorganization in the Americas and Europe, Middle East and Africa (EMEA) operations; and

•	Severance expenses of approximately $2 million are associated with the global workforce reduction.

Amos Michelson, Creo chief executive officer, stated, “We are committed to building shareholder value and profitability from our core business and through the execution of the digital media strategy announced a year ago. We have systematically examined all parts of the business for both cost and contribution. The result is a set of initiatives that will deliver increasing earnings through fiscal 2005.”

Mr. Michelson continued, “In fiscal 2004, we demonstrated the ability to drive consumables demand and to deliver high quality thermal plates. We have grown to become the fourth largest digital plate vendor in the world. However, we have not generated the bottom line performance we forecast this year. In fiscal 2005 we expect to continue similar top line growth while again increasing consumables revenue by more than 50 percent. More importantly, we are committed to do what is necessary to deliver on the bottom line. The measures announced today will allow us to achieve quarterly earnings before tax of at least eight percent of revenue by the fiscal fourth quarter of 2005.”

Outlook

Creo updates the following outlook for the fiscal fourth quarter ended September 30, 2004:

•	Revenue between $164 million and $166 million;

•	Restructuring charges of approximately 9 cents per diluted share, an increase of 4 cents per diluted share for additional activities undertaken since the estimate of 5 cents per diluted share announced on August 4. The company continues to expect 1 cent per share of intangible asset amortization.

Creo offers the following outlook for the fiscal first quarter ending December 31, 2004:

•	Revenue between $164 million and $171 million.

The guidance is based on foreign exchange rates on September 29th, 2004. All amounts are quoted in U.S. dollars using Canadian GAAP unless otherwise indicated.

Today’s Conference Call

Creo will host a conference call at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time), October 6, 2004 to discuss today’s announcement. The conference call may be accessed at http://www.creo.com/investors. To listen to the conference call live by telephone, dial 1-877-825-5811 for participants in North America and 1-973-582-2767 for international participants ten minutes before the start time. A telephone playback will be available after the completion of the call until October 9, 2004 at 8:00 p.m. Eastern Time (5:00 p.m. Pacific Time) and can be accessed at 1-877-519-4471 for participants in North America and 1-973-341-3080 for international participants using the access code 5224933.

2004 Fiscal Fourth-Quarter Financial Results

Creo will announce its 2004 fiscal fourth-quarter financial results on November 17, 2004 at 4:30 p.m. Eastern Time (1:30 p.m. Pacific Time). The company will present the 2004 fourth-quarter financial results at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time), the same day.

This news release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) new markets and product introductions do not proceed as planned and may adversely affect future revenues; (2) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; and (3) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates. These risks and uncertainties as well as other important risks and uncertainties are described under the caption “Certain Factors That May Affect Future Results” and elsewhere in our Annual Report for the fiscal year ended September 30, 2003, as filed with the U.S. Securities and Exchange Commission and other documents filed with the U.S. Securities and Exchange Commission, and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this news release.

© 2004 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

About Creo

Creo Inc. is a global company with key strengths in imaging and software technology. The leading provider of prepress systems, Creo helps over 25,000 customers worldwide adopt completely digital production methods which reduce costs, increase print quality and allow them to serve their customers more efficiently. Based on a solid foundation of intellectual property, Creo has an unmatched range of technology solutions that address the needs of commercial, publication, on demand, packaging, and newspaper printers, and creative professionals. Creo product lines include software and hardware for computer-to-plate imaging, systems for digital photography, scanning, and proofing, as well as printing plates and proofing media. Creo also supplies on-press imaging technology, components for digital presses, and color servers for high-speed digital printers.

Based in Vancouver, Canada, Creo trades on NASDAQ (CREO) and the TSX (CRE). www.creo.com

Rochelle van Halm Media Relations (Headquarters) T. +1.604.676.4526 F. +1.604.437.9891 rochelle.van.halm@creo.com	Tracy Rawa Investor Relations T. +1.604.451.2700 F. +1.604.437.9891 IR@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance,
Chief Financial Officer and Chief Operating Officer

Date: October 12, 2004